Exhibit 4(t)

DESCRIPTION OF CENTERPOINT ENERGY RESOURCES CORP.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, CenterPoint Energy Resources Corp., a Delaware corporation, had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) the 6.625% senior notes due 2037 (“Senior Notes” or “notes”). For purposes of this summary, the terms “we,” “our,” “ours,” and “us” refer only to CenterPoint Energy Resources Corp. and not to any of our subsidiaries.
DESCRIPTION OF THE SENIOR NOTES

Our debt securities are issued under an indenture, dated as of February 1, 1998, as supplemented, between us and The Bank of New York Mellon Trust Company, N.A. (successor to JPMorgan Chase Bank, National Association), as trustee (the “Indenture”), as amended and supplemented, in the case of the Senior Notes, by Supplemental Indenture No. 12, dated as of October 23, 2007, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4(t) is a part. As of December 31, 2022, $250,000,000 aggregate principal amount of the Notes were outstanding. We have summarized selected provisions of the Indenture and the Senior Notes below. This summary is not complete and is qualified in its entirety by reference to the Indenture and Supplemental Indenture No. 12. We encourage you to read the above referenced Indenture and Supplemental Indenture No. 12 for additional information.

Ranking of the Senior Notes. The Senior Notes:

•	are general unsecured obligations,

•	rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness, and

•	with respect to the assets and earnings of our subsidiaries, structurally rank below all of the liabilities of our subsidiaries.

Principal, Maturity and Interest. The Senior Notes mature on November 1, 2037. Interest on the Senior Notes accrues at the rate of 6.625% per annum. Interest on the Senior Notes:

•	is payable semi-annually in arrears on each May 1 and November 1,

•	is payable to the person in whose name the notes are registered at the close of business on the April 15 and October 15 immediately preceding the applicable interest payment date, which we refer to with respect to the notes as “regular record dates,”

•	is computed on the basis of a 360-day year comprised of twelve 30-day months, and

•	is payable on overdue interest to the extent permitted by law at the same rate as interest is payable on principal.

If any interest payment date, the maturity date or any redemption date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. Unless we default on a payment, no interest will accrue for the period from and after the applicable maturity date or redemption date.

Optional Redemption. We may redeem the Senior Notes, in whole or in part, at our option exercisable at any time and from time to time upon not less than 30 and not more than 60 days’ notice as provided in the indenture, on any date prior to their maturity at a redemption price equal to:

•	100% of the principal amount of the notes to be redeemed, plus

•	accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, plus

•	the make-whole premium described below, if any.

The redemption price will never be less than 100% of the principal amount of the Senior Notes redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. The amount of the make-whole premium with respect to any note to be redeemed will be equal to the excess, if any, of:

(1)the sum of the present values, calculated as of the redemption date, of:

•	each interest payment that, but for such redemption, would have been payable on the note or portion thereof being redeemed on each interest payment date occurring after the redemption date (excluding any accrued and unpaid interest for the period prior to the redemption date), and

•	the principal amount that, but for such redemption, would have been payable at the final maturity of the note or portion thereof being redeemed, over

(2)the principal amount of the note or portion thereof being redeemed.

The present values of interest and principal payments referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. These present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the comparable treasury yield (as defined below) plus 30 basis points.

The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 45 days prior to the redemption date, or if the independent investment banking institution we appoint is unwilling or unable to calculate the make-whole premium, the calculation will be made by Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated or UBS Securities LLC. If Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC are unwilling or unable to make the calculation, we will appoint a different independent investment banking institution of national standing to make the calculation.

For purposes of determining the make-whole premium, “comparable treasury yield” means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Securities that have a constant maturity that corresponds to the remaining term to maturity of the notes to be redeemed, calculated to the nearest

1/12th of a year. The comparable treasury yield will be determined as of the third business day immediately preceding the applicable redemption date.

The weekly average yields of United States Treasury Securities will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or any successor release. If this statistical release sets forth a weekly average yield for United States Treasury Securities having a constant maturity that is the same as the remaining term of the notes to be redeemed calculated as set forth above, then the comparable treasury yield will be equal to such weekly average yield. In all other cases, the comparable treasury yield will be calculated by interpolation on a straight-line basis, between the weekly average yields on the United States Treasury Securities that have a constant maturity closest to and greater than the remaining term of the notes to be redeemed and the United States Treasury Securities that have a constant maturity closest to and less than the remaining term of notes (in each case as set forth in the H.15 statistical release or any successor release). Any weekly average yields calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Securities are not available in the H.15 statistical release or otherwise, then the comparable treasury yield will be calculated by interpolation of comparable rates selected by an independent investment banking institution selected in the manner described in the second preceding paragraph.

If we redeem less than all the Senior Notes, the trustee will select the Senior Notes for redemption on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems fair and appropriate. We will only redeem notes in multiples of $1,000 in original principal amount. If any note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

Sinking Fund. We are not obligated to make mandatory redemption or sinking fund payments with respect to the Senior Notes.

Restrictive Covenants. The Indenture does not limit the amount of indebtedness or other obligations that we may incur and does not contain provisions that would give holders of the notes the right to require us to repurchase their notes in the event of a change in control of us, or in the event we enter into one or more highly leveraged transactions, regardless of whether a rating decline results therefrom, or in the event we dispose of one or more of our business units, nor are any such events deemed to be events of default under the terms of the Indenture.

Limitations on Liens.  We will not, and we will not permit any subsidiary (as defined below) to, pledge, mortgage or hypothecate, or permit to exist, except in our favor or in favor of any subsidiary, any lien (as defined below) upon any principal property (as defined below) or any equity interest (as defined below) in any significant subsidiary (as defined below) owning any principal property, at any time owned by us or by a subsidiary, to secure any indebtedness (as defined below), unless effective provision is made whereby outstanding notes will be secured equally and ratably therewith (or prior thereto), and with any other indebtedness similarly entitled to be equally and ratably secured. This restriction will not apply to or prevent the creation or existence of:

•	liens on any property held or used by us or a subsidiary in connection with the exploration for, development of or production of, oil, gas, natural gas (including liquefied gas and storage gas), other hydrocarbons, helium, coal, metals, minerals, steam, timber, geothermal or other natural resources or synthetic fuels, such properties to include, but not be limited to, our or a subsidiary’s interest in any mineral fee interests, oil, gas or other mineral leases, royalty, overriding royalty or net profits interests, production payments and other similar interests, wellhead production equipment, tanks, field gathering lines, leasehold or field separation and processing facilities, compression facilities and other similar personal property and fixtures,

•	liens on oil, gas, natural gas (including liquefied gas and storage gas), other hydrocarbons, helium, coal, metals, minerals, steam, timber, geothermal or other natural resources or synthetic fuels produced or recovered from any property, an interest in which is owned or leased by us or a subsidiary,

•	liens (or certain extensions, renewals or refundings thereof) upon any property acquired, constructed or improved before or after the date the notes are first issued, which liens were or are created at the later of the time of acquisition or commercial operation thereof, or within one year thereafter to secure all or a portion of the purchase price thereof or the cost of construction or improvement, or existing thereon at the date of acquisition, provided that every such mortgage, pledge, lien or encumbrance applies only to the property so acquired or constructed and fixed improvements thereon,

•	liens upon any property of any entity acquired by any entity that is or becomes a subsidiary after the date the notes are first issued, each of which we refer to as an “acquired entity,” provided that every such mortgage, pledge, lien or encumbrance:

•	will either:

•	exist prior to the time the acquired entity becomes a subsidiary, or

•	be created at the time the acquired entity becomes a subsidiary or within one year thereafter to secure payment of the acquisition price thereof, and

•	will only apply to those properties owned by the acquired entity at the time it becomes a subsidiary or thereafter acquired by it from sources other than us or any other subsidiary,

•	pledges of current assets, in the ordinary course of business, to secure current liabilities,

•	deposits, including among others, good faith deposits in connection with tenders, leases of real estate or bids or contracts, or liens, including among others, liens reserved in leases and mechanics’ or materialmen’s liens, to secure certain duties or public or statutory obligations,

•	liens upon any office, data processing or transportation equipment,

•	liens created or assumed in connection with the issuance of debt securities, the interest on which is excludable from gross income of the holder of such security pursuant to the Internal Revenue Code, for the purpose of financing the acquisition or construction of property to be used by us or a subsidiary,

•	pledges or assignments of accounts receivable or conditional sales contracts or chattel mortgages and evidence of indebtedness secured thereby, received in connection with the sale of goods or merchandise to customers, or

•	certain liens for taxes, judgments and attachments.

Notwithstanding the foregoing, we or a subsidiary may issue, assume or guarantee indebtedness secured by a mortgage which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all of our other indebtedness or indebtedness of a subsidiary secured by a mortgage (not including secured indebtedness permitted under the foregoing exceptions) and the value (as defined below) of all sale and leaseback transactions (as defined below) existing at such time (other than sale and leaseback transactions (i) which, if a lien, would have been permitted under the third or fourth bullet points above or (ii) as to which application of amounts have been made in accordance with “— Limitation on Sale and Leaseback Transactions” below), does not at the time such indebtedness is incurred exceed 5% of consolidated net tangible assets (as defined below), as shown on our most recent audited consolidated balance sheet preceding the date of determination. For purposes of this “Limitation on Liens” covenant, subsidiary does not include a project finance subsidiary (as defined below).

Limitation on Sale and Leaseback Transactions.  We will not, and we will not permit any subsidiary to, engage in a sale and leaseback transaction of any principal property unless the net proceeds of such sale are at least equal to the fair value of such principal property (as determined by our board of directors) and either:

•	we or such subsidiary would be entitled under the indenture to incur indebtedness secured by a lien on the principal property to be leased, without equally and ratably securing the notes, pursuant to the exceptions provided in the third and fourth bullet points of the second sentence of “— Limitations on Liens” above, or

•	within 120 days after the sale or transfer of the principal property, we apply an amount not less than the fair value of such property:

•	to the payment or other retirement of our long-term indebtedness or long-term indebtedness of a subsidiary, in each case ranking senior to or on parity with the notes, or

•	to the purchase at not more than the fair value of principal property (other than that involved in such sale and leaseback transaction).

For purposes of this “Limitation on Sale and Leaseback Transactions” covenant, subsidiary does not include a project finance subsidiary.

Defined Terms.

“Capital lease” means a lease that, in accordance with accounting principles generally accepted in the United States, would be recorded as a capital lease on the balance sheet of the lessee.

“Consolidated net tangible assets” means the total amount of our assets, including the assets of our subsidiaries, less, without duplication:

•	total current liabilities (excluding indebtedness due within 12 months),

•	all reserves for depreciation and other asset valuation reserves, but excluding reserves for deferred federal income taxes,

•	all intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset, and

•	all appropriate adjustments on account of minority interests of other persons holding common stock of any subsidiary, all as reflected in our most recent audited consolidated balance sheet preceding the date of such determination.

“Equity interests” means any capital stock, partnership, joint venture, member or limited liability or unlimited liability company interest, beneficial interest in a trust or similar entity or other equity interest or investment of whatever nature.
“Indebtedness,” as applied to us or any subsidiary, means bonds, debentures, notes and other instruments or arrangements representing obligations created or assumed by us or any such subsidiary, including any and all:

•	obligations for money borrowed, other than unamortized debt discount or premium,

•	obligations evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind,

•	obligations as lessee under a capital lease, and

•	amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation listed in the three immediately preceding bullet points.

All indebtedness secured by a lien upon property owned by us or any subsidiary and upon which indebtedness we or any such subsidiary customarily pays interest, although we or any such subsidiary has not assumed or become liable for the payment of such indebtedness, is also deemed to be indebtedness of us or any such subsidiary. All indebtedness for borrowed money incurred by other persons which is directly guaranteed as to payment of principal by us or any subsidiary will for all purposes of the indenture be deemed to be indebtedness of us or any such subsidiary, but no other contingent obligation of us or any such subsidiary in respect of indebtedness incurred by other persons shall be deemed indebtedness of us or any such subsidiary.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, charge, security interest, encumbrance or lien of any kind whatsoever (including any capital lease).

“Non-recourse debt” means (i) any indebtedness for borrowed money incurred by any project finance subsidiary to finance the acquisition, improvement, installation, design, engineering, construction, development, completion, maintenance or operation of, or otherwise to pay costs and expenses relating to or providing financing for, any project, which indebtedness for borrowed money does not provide for recourse against us or any of our subsidiaries (other than a project finance subsidiary and such recourse as exists under a performance guaranty) or any property or asset of us or any of our subsidiaries (other than equity interests in, or the property or assets of, a project finance subsidiary and such recourse as exists under a performance guaranty) and (ii) any refinancing of such indebtedness for borrowed money that does not increase the outstanding principal amount thereof (other than to pay costs incurred in connection therewith and the capitalization of any interest or fees) at the time of the refinancing or increase the property subject to any lien securing such indebtedness for borrowed money or otherwise add additional security or support for such indebtedness for borrowed money.

“Performance guaranty” means any guaranty issued in connection with any non-recourse debt that (i) if secured, is secured only by assets of or equity interests in a project finance subsidiary, and (ii) guarantees to the provider of such non-recourse debt or any other person (a) performance of the improvement, installation, design, engineering, construction, acquisition, development, completion, maintenance or operation of, or otherwise affects any such act in respect of, all or any portion of the project that is financed by such non-recourse debt, (b) completion of the minimum agreed equity or other contributions or support to the relevant project finance subsidiary, or (c) performance by a project finance subsidiary of obligations to persons other than the provider of such non-recourse debt.

“Principal property” means any natural gas distribution property, natural gas pipeline or gas processing plant located in the United States, except any such property that in the opinion of our board of directors is not of material importance to the total business conducted by us and our consolidated subsidiaries. “Principal property” shall not include any oil or gas property or the production or proceeds of production from an oil or gas producing property or the production or any proceeds of production of gas processing plants or oil or gas or petroleum products in any pipeline or storage field.

“Project finance subsidiary” and “project finance subsidiaries” means any of our subsidiaries designated by us whose principal purpose is to incur non-recourse debt and/or construct, lease, own or operate the assets financed thereby, or to become a direct or indirect partner, member or other equity participant or owner in a person created for such purpose, and substantially all the assets of which subsidiary or person are limited to (x) those assets being financed (or to be financed), or the operation of which is being financed (or to be financed), in whole or in part by non-recourse debt, or (y) equity interests in, or indebtedness or other obligations of, one or more other such subsidiaries or persons, or (z) indebtedness or other obligations of us or our subsidiaries or other persons. At the time of designation of any project finance subsidiary, the sum of the net book value of the assets of such subsidiary and the net book value of the assets of all other project finance subsidiaries then existing shall not in the aggregate exceed 10 percent of the consolidated net tangible assets.

“Sale and leaseback transaction” means any arrangement entered into by us or any subsidiary with any person providing for the leasing to us or any subsidiary of any principal property (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between us and a subsidiary or between subsidiaries), which principal property has been or is to be sold or transferred by us or such subsidiary to such person.

“Significant subsidiary” means any subsidiary of ours, other than a project finance subsidiary, that is a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934, as such regulation is in effect on the date of issuance of the notes.

“Subsidiary” of any entity means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such limited liability company, partnership, joint venture or other entity or (iii) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such entity, by such entity and one or more of its other subsidiaries or by one or more of such entity’s other subsidiaries.

“Value” means, with respect to a sale and leaseback transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds from the sale or transfer of the property leased pursuant to such sale and leaseback transaction or (2) the fair value, in the opinion of our board of directors, of such property at the time of entering into such sale and leaseback transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

Payment and Paying Agent. We have designated the trustee as the sole paying agent for the Senior Notes.

Events of Default. Each of the following is an event of default under the indenture with respect to the Senior Notes; provided, however, that the event of default described in the fourth bullet point below will terminate pursuant to the termination provision of the indenture and will no longer be applicable to the notes on and after the termination date referred to under “Restrictive Covenants” above:

•	our failure to pay principal or premium, if any, on the notes when due,

•	our failure to pay any interest on the notes for 30 days,

•	our failure to perform, or our breach in any material respect of, any other covenant or warranty in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of our debt securities issued under the indenture, for 90 days after either the trustee or holders of at least 25% in principal amount of the outstanding notes of that series have given us written notice of the breach in the manner required by the indenture,

•	the default by us or any subsidiary, other than a project finance subsidiary, of ours in the payment, when due, after the expiration of any applicable grace period, of principal of indebtedness for money borrowed, other than non-recourse debt, in the aggregate principal amount then outstanding of $50 million or more, or acceleration of any indebtedness for money borrowed in such aggregate principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded or such default is not cured within 30 days after notice to us in accordance with the indenture, and

•	specified events involving bankruptcy, insolvency or reorganization,

provided, however, that no event described in the third, fourth or fifth bullet points above will be an event of default until an officer of the trustee, assigned to and working in the trustee’s corporate trust department, has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office, and the notice refers to the notes generally, us or the indenture. (Section 501)

If an event of default occurs and is continuing with respect to the notes, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal amount of the notes due and immediately payable. To declare the principal amount of the notes due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the notes.

This right does not apply if an event of default described in the fifth bullet point above occurs. If one of the events of default described in the fifth bullet point above occurs and is continuing, the notes then outstanding under the indenture shall be due and payable immediately.

After any declaration of acceleration of the notes, but before a judgment or decree for payment, the holders of a majority in principal amount of the outstanding notes may, under certain circumstances, rescind and annul the declaration of acceleration if all events of default, other than the non-payment of principal, have been cured or waived as provided in the indenture. (Section 502)

If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. (Section 603) The holders of a majority in principal amount of the outstanding notes will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee for the notes, provided that:

•	the direction is not in conflict with any law or the indenture,

•	the trustee may take any other action it deems proper which is not inconsistent with the direction, and

•	the trustee will generally have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

A holder of a note may only pursue a remedy under the indenture if:

•	the holder has previously given the trustee written notice of a continuing event of default for the notes,

•	holders of at least 25% in principal amount of the outstanding notes have made a written request to the trustee to pursue that remedy,

•	the holders have offered reasonable indemnity to the trustee,

•	the trustee fails to pursue that remedy within 60 days after receipt of the notice, request and offer of indemnity, and

•	during that 60-day period, the holders of a majority in principal amount of the notes do not give the trustee a direction inconsistent with the request. (Section 507)

However, these limitations do not apply to a suit by a holder of a note demanding payment of the principal, premium, if any, or interest on a note on or after the date the payment is due. (Section 508)

We will be required to furnish to the trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and specifying all of our known defaults, if any. (Section 1004)

Defeasance. If we deposit with the trustee funds or government securities sufficient to make payments on the notes on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the notes (“legal defeasance”), or

•	we will no longer have any obligation to comply with the restrictive covenants under the indenture, and the related events of default in the third and fourth bullet points under “— Events of Default” above and the restrictions described under “— Consolidation, Merger and Sale of Assets” below will no longer apply to us, but some of our other obligations under the indenture and the notes, including our obligation to make payments on those notes, will survive.

If we defease the notes, the holders of the notes will not be entitled to the benefits of the indenture, except for our obligations to:

•	register the transfer or exchange of the notes,

•	replace mutilated, destroyed, lost or stolen notes, and

•	maintain paying agencies and hold moneys for payment in trust.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect. (Sections 1401, 1402, 1403 and 1404).

Consolidation, Merger and Sale of Assets

Under the indenture, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety, to any person, referred to as a “successor person,” and we may not permit any person to consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•	the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia,

•	the successor person expressly assumes our obligations with respect to the debt securities and the indenture,

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing, and

•	we have delivered to the trustee the certificates and opinions required under the indenture. (Section 801)

As used in the indenture, the term “corporation” means a corporation, association, company, joint-stock company or business trust.

Exchange and Transfer of the Senior Notes. The notes were issued in registered form, without coupons, in denominations of integral multiples of $1,000. Holders may present notes for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the notes if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the exchange or registration of transfer. The trustee will serve as the security registrar. (Section 305) At any time we may:

•	designate additional transfer agents,

•	rescind the designation of any transfer agent, or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the Senior Notes at all times. (Sections 305 and 1002)

In the event we elect to redeem the Senior Notes, neither we nor the trustee will be required to register the transfer or exchange of the Senior Notes:

•	during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for such notes and ending at the close of business on the day the notice is mailed, or

•	if we have selected such notes for redemption, in whole or in part, except for the unredeemed portion of such notes. (Section 305)

Regarding the Trustee. The Bank of New York Mellon Trust Company, N.A., successor to JPMorgan Chase Bank, National Association, is the trustee, security registrar and paying agent under the Indenture for the Senior Notes. Our affiliates maintain brokerage relationships and a rabbi trust with the trustee and its affiliates.

Book-Entry Delivery and Settlement. The Senior Notes were issued in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes were either deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC, or remained in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee. Beneficial interests in the global notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through DTC either directly if they are participants in DTC or indirectly through organizations that are participants in DTC. DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the description of the operations and procedures of DTC herein solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by it from time to time. Neither we nor the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Certificated Notes. Certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes, upon surrender by DTC of the global notes, if (i) DTC or any successor depositary (the “depositary”) notifies us that it is no longer willing or able to act as a depositary for the global notes or DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) we, at our option and subject to DTC procedures, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture or (iii) upon the occurrence of certain other events as provided pursuant to the indenture.